July 28, 2011

United States Securities and Exchange Commission
Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re:	Cubist Pharmaceuticals, Inc. Form 10-K for the Year Ended December 31, 2010, Filed February 23, 2011 Form 10-Q for the Quarterly Period Ended March 31, 2011, Filed April 29, 2011 File number 000-21379

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated July 27, 2011, with respect to Cubist Pharmaceuticals, Inc.’s Form 10-K for the year ended December 31, 2010, and Form 10-Q for the quarterly period ended March 31, 2011.

We respectfully request an extension of 10 business days in order to adequately respond to your comments and our response would be submitted no later than August 24, 2011.

Sincerely,

/s/ David W.J. McGirr

David W.J. McGirr
Senior Vice President and Chief Financial Officer

cc:   Tamara Joseph, Senior Vice President, General Counsel, and Secretary